EXHIBIT 12
EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	FEBRUARY 28 (29),
	2004	2005	2006	2007	2008

EARNINGS:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$4,719	$(64,541)	$(38,367)	$6,268	$(17,144)
Add:
Fixed charges	73,925	51,094	82,347	54,802	46,773
Amortization of capitalized interest	74	74	74	74	37
Less:
Capitalized interest	—	—	—	—	—
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984

Earnings	$69,734	$(22,357)	$35,070	$52,160	$20,682

FIXED CHARGES:
Interest expense (including amortization of debt expenses)	$62,590	$39,690	$70,586	$43,160	$34,837
Capitalized interest	—	—	—	—	—
Portion of rents representative of the interest factor	2,351	2,420	2,777	2,658	2,952
Preferred stock dividends	8,984	8,984	8,984	8,984	8,984

Fixed Charges	$73,925	$51,094	$82,347	$54,802	$46,773

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A

Deficiency	$4,191	$73,451	$47,277	$2,642	$26,091